UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of August, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of each Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 — 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐      Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
     This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, each registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: August 30, 2011		Signed: /s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

CANADIAN PACIFIC RAILWAY COMPANY (Registrant)
Date: August 30, 2011		Signed: /s/ Karen L. Fleming
	By:	Name:	Karen L. Fleming
		Title:	Corporate Secretary

Release: Immediate August 30, 2011
CANADIAN PACIFIC ANNOUNCES REDEMPTION OF NOTES
CALGARY — Canadian Pacific Railway Limited (TSX: CP) (NYSE:CP) announced today that its wholly owned subsidiary, Canadian Pacific Railway Company, will redeem on September 30, 2011 all of the $US101.4 million outstanding principal amount of its 5.75% Notes due May 15, 2013 (the “Notes”).
The redemption price of the Notes will be determined on September 27, 2011 based on the formula set forth in the indenture governing the Notes. The impact of this transaction is estimated to reduce diluted earnings per share by four cents in the third quarter of 2011.
On and after the date of redemption, the Notes will no longer be outstanding, interest thereon will cease to accrue and all rights of the holder of the Notes will cease to exist, except for the right to receive the redemption price, without interest thereon.
“The redemption of these notes supports our strategy to reduce and restructure our overall indebtedness while continuing to reinvest in the franchise,” stated Kathryn McQuade, Executive Vice-President and Chief Financial Officer.
The notice of redemption will be sent to registered holders of the Notes on or about August 30, 2011. Notes are to be surrendered to The Bank of New York, as trustee and paying agent, in exchange for payment of the redemption price.
Note on forward-looking information
This news release contains certain forward-looking statements relating, but not limited to, the planned redemption of the Notes and the impact of such redemption on diluted earnings per share. Undue reliance should not be placed on forward-looking information as actual results may differ materially.
By its nature, CP’s forward-looking information involves numerous assumptions, inherent risks and uncertainties, including but not limited to the following factors: available cash flow, changes in business strategies; general North American and global economic credit and business conditions; the availability and price of energy commodities; the effects of competition and pricing pressures; shifts in market demand; changes in laws and regulations, including regulation of rates; changes in taxes and tax rates; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; risks and liabilities arising from derailments; timing of completion of capital and maintenance projects; currency and interest rate fluctuations; various events that could disrupt operations, including severe weather conditions, security threats and governmental response to them, and technological changes.
Reference should be made to “Management’s Discussion and Analysis” in CP’s annual and interim reports, Annual Information Form and Form 40-F filed with Canadian and U.S. securities regulators, available on CP’s website, for a summary of major risks.
Except as required by law, CP undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.
About Canadian Pacific
Canadian Pacific (CP:TSX)(NYSE:CP) operates a North American transcontinental railway providing freight transportation services, logistics solutions and supply chain expertise. Incorporating best-in-class technology and environmental practices, CP is re-defining itself as a modern 21st century transportation company built on safety, service reliability and operational efficiency. Visit cpr.ca and see how Canadian Pacific is Driving the Digital Railway.

Contacts:
Media	Investor Relations
Nicole Sasaki	Janet Weiss
Tel: 403 835-9005	Tel: 403 319-3591
24/7 Media Pager: 855-242-3674	investor@cpr.ca
nicole_sasaki@cpr.ca